CUSIP NO. 766234108

                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549



                             SCHEDULE 13D
                            (Rule 13d-101)

              UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (Amendment No. 2)1

                     Ridgewood Hotels, Inc.
                        (Name of Issuer)


             Common Stock, $.01 par value per share
                 (Title of Class of Securities)

                            766234108
                         (CUSIP Number)

                      David Thunhorst, Esq.
                         Rogers & Hardin
                    2700 International Tower
                   229 Peachtree Street, N.E.
              Atlanta, Georgia 30303  404/522-4700
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          June 7, 2000
      (Date of Event which Requires Filing This Statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following  box.  ___.

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

_______________
     1. The remainder of this cover page shall be filled out for a re porting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 766234108

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     KAREN S. HUGHES

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  _____
     (b)  _____

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORANIZATION
     UNITED STATES OF AMERICA


               7.   SOLE VOTING POWER
NUMBER OF           128,640
SHARES
BENEFICIALLY   8.   SHARED VOTING POWER
OWNED BY            -0-
EACH
REPORTING      9.   SOLE DISPOSITIVE POWER
PERSON              128,640
WITH
               10.  SHARED DISPOSITIVE POWER
                    -0-


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     128,640

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*  _____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.99%

14.  TYPE OF REPORTING PERSON*
     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          Schedule 13D

Item 1.   Security and Issuer

     This Schedule 13D relates to the shares of common stock, $.01 par value per share (the "Common Stock"), of Ridgewood Hotels, Inc. (formerly Ridgewood Properties, Inc.) (the "Issuer"). The address of the principal executive offices of the Issuer is 2859 Paces Ferry Road, Suite 700, Atlanta, Georgia 30339.

Item 2.   Identity and Background

     (a)  Name

          Karen S. Hughes ("Ms. Hughes" or the "Reporting
          Person")

     (b)  Residence or Business Address

               3466 Sheridan Chase
               Marietta, GA 30067


     (c)  Present Principal Occupation or Employment

               Ms. Hughes is the former Vice President and Chief
          Financial Officer of the Issuer, which is located at 2859 Paces Ferry Road, Suite 700, Atlanta, Georgia
          30339.

     (d) The Reporting Person has not, during the past five years, been convicted in any criminal proceeding
          (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Persons has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          Ms. Hughes is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration

     The responses to Item 4 are incorporated herein by this reference.

     On June 6, 2000 and June 7, 2000 Ms. Hughes sold shares of stock totaling 2,500 shares. This transaction is being reported and filed on this form 13D as the final amendment to form 13D since this transaction now takes Ms. Hughes below the 5% reporting level required of the regulations for form 13D.

Item 4.   Purpose of the Transaction

     The responses to Items 3 and 6 are incorporated herein by this reference.

     The Reporting Person presently has no plans or proposals which relate to or would otherwise result in:

     (a) The acquisition by any person of additional securities of the Issuer

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer

     The responses to Item 3 are incorporated herein by this reference.

     (a) Ms. Hughes is the direct beneficial owner of 128,640 shares of Common Stock, or 4.99% of the 2,513,480 shares of Common Stock outstanding on June 30, 2000. Of the 128,640 shares of Common Stock, Ms. Hughes owns directly 68,640 shares and has the right to acquire 60,000 shares (the "Options") pursuant to the Ridgewood Properties, Inc. 1993 Stock Option Plan (the "Plan"). The Options expire on August 10, 2000, due to Ms. Hughes' termination from the issuer, and have an exercise price of $1.83 per share.

     (b) Ms. Hughes has the sole power to vote and direct the vote and the sole power to dispose and direct the disposition of the Shares.

     (c) The Reporting Person has sold in the open market 2,500 shares of Common Stock during the past 60 days.

     (d) The Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
     Relationships with Respect to Securities of the Issuer

     None.

Item 7.   Material to be Filed as Exhibits

     None.

                            Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   July 17, 2000
                                   (Date)


                                   /s/ Karen S. Hughes
                                   Signature


                                   Karen S. Hughes
                                   (Name/Title)